Exhibit 99.1

ABN 82 010 975 612
PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624
www.progen-pharma.com

New Preclinical Data Demonstrates the Utility of PG545 in Ovarian Cancer at AACR/NCI/EORTC Cancer Conference

Brisbane, Australia, 14 November 2011. Progen Pharmaceuticals Limited (ASX:PGL; OTC: PGLA) today announced that new preclinical data on PG545, a dual anti-angiogenic and anti-heparanase inhibitor, will be presented at the AACR/NCI/EORTC Molecular Cancer Therapeutics Conference in San Francisco 12-16th November 2011.

Progen’s Director of Preclinical Development, Dr. Keith Dredge said that the presentation at the conference focuses on the anti-tumour effects of PG545 in two different preclinical models of ovarian cancer.

“Weekly dosing with PG545 significantly inhibited the growth of solid tumour in these models of ovarian cancer. Moreover, we found that when combined with the standard-of-care agents for ovarian cancer, namely paclitaxel and carboplatin, the anti-tumour activity of these chemotherapies could be enhanced with PG545.”

Chairman of the Progen Board, Mr Stuart James added that “PG545 is currently under assessment for use via the intravenous route of administration and the Progen board will update the market early next year regarding the development status of this agent.”

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Paul Dixon

Company Secretary

+61 7 3273 9133

+61 422 111 752

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, whether or not EPI can be funded or divested successfully, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.